UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

RINKER GROUP LIMITED
(Name of Subject Company)

RINKER GROUP LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares American Depositary Shares, each representing the right to receive five Ordinary Shares
(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3) American Depositary Shares (CUSIP: 76687M101)
(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel & Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067, Australia
+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the unsolicited offer (the “Offer”) by CEMEX Australia Pty Ltd., a corporation incorporated under the laws of Australia (the “Bidder”) and a wholly owned subsidiary of CEMEX, S.A.B. de. C.V. (“CEMEX”), to purchase all of the ordinary shares (“Rinker Shares”) of Rinker Group Limited (“Rinker” or the “Company”), including Rinker’s American Depositary Shares which each represent the right to receive five Rinker Shares (“Rinker ADSs”).  In connection with the Offer, Rinker’s board of directors (the “Board”) has prepared a Target’s Statement (the “Target’s Statement”) pursuant to applicable securities laws in Australia.  The Target’s Statement, which will be mailed to Rinker shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1.                    Subject Company Information.

                (a)           The name of the subject company is Rinker Group Limited, a corporation organized under the laws of Australia.  The address of the Company’s principal executive office is Level 8, Tower B, 99 Pacific Highway, Chatswood NSW 2067, Australia, and the telephone number at such office is +61 2 9412 6600.

                (b)           The class of equity securities to which this Statement relates is the Rinker Shares and the Rinker ADSs (together the “Securities”).  The information set forth in the Target’s Statement under Section 5.4 (“Issued capital”) is incorporated herein by reference.

Item 2.                    Identity and Background of Filing Person.

The filing person is the subject company.  The name, business address and business telephone number of the Company are set forth in Item 1 above.   The Company maintains a website at www.rinker.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Offer.  The Offer is described in a Tender Offer Statement on Schedule TO and a related Bidder’s Statement dated October 30, 2006 of the Bidder (the “Bidder’s Statement”), which were filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2006.  According to such Schedule TO and the Bidder’s Statement (together with the other documents incorporated by reference in such Schedule TO, the “Offer Documents”), subject to the terms and conditions set forth in the Offer Documents, the Bidder is offering to purchase from holders of Securities (the “Shareholders”) all of the outstanding: (i) Rinker Shares at a price per share of US$13.00 in cash (less any applicable withholding taxes and without interest), and (ii) Rinker ADSs at a price per Rinker ADS of US$65.00 in cash (less any applicable withholding taxes and without interest).

According to the Offer Documents, the Offer is subject to the fulfillment of various conditions, including among other things that: (i) the Bidder obtain relevant interests in at least 90% of the Rinker Shares; (ii) CEMEX obtain the approval of its own shareholders; (iii) all regulatory approvals are obtained and no adverse regulatory actions occur, including no objection under Australian foreign investment laws or US antitrust laws; (iv) no material adverse change occurs in the Rinker Group (which includes Rinker and its “related entities” (as defined under the Australian Corporations Act 2001 (Cth)) as at the date of the Bidder’s Statement (“Rinker Group”)); (v) no mergers or material acquisitions, disposals or new commitments are undertaken by the Rinker Group; (vi) no material change of control rights exist; (vii) the S&P/ASX 200 Index does not fall below 4,800; (viii) CEMEX is granted equal access in certain circumstances to information about the Rinker Group; (ix) no distributions are made by Rinker other than cash dividends declared and paid in the ordinary course; and (x) none of the 13 prescribed occurrences described in the Bidder’s Statement occur.

As set forth in the Offer Documents, the Bidder’s head office and principal place of business is Level 4, 126 Phillip Street, Sydney NSW 2000, Australia.

Item 3.                    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Target’s Statement under Section 3.3(a) (“Interests in Rinker Shares”), Section 3.5 (“Benefits and agreements”), Section 3.6 (“Interests and dealings in CEMEX securities”), Section 5.2 (“Effect of the takeover on Rinker’s material contracts”), Section 5.5 (“Retention Arrangements”), Section 5.6 (“Effect of CEMEX’s Offer on Rinker’s employee incentive schemes and securities issued under those schemes”), Section 5.7 (“Retirement Benefits for Directors and Rinker Management”), Section 5.12(b) (“Past contracts, transactions, negotiations and agreements”), Section 5.12(c) (“Arrangements, agreements or understandings”) and Section 5.12(f) (“Additional information”) is incorporated herein by reference.

In addition, the information set forth under Item 5.H (“Details of defined benefit pension plans”), Item 6.A (“Indemnity, insurance and access for Rinker directors”), Item 6.B (“Compensation Details of Key Management Personnel”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 26 to the Consolidated Financial Statements (“Key Management Personnel”), Note 33 to the Consolidated Financial Statements (“Related Party Information”) and Note 34 to the Consolidated Financial Statements (“Defined Benefit Plans”) in Rinker’s Annual Report on Form 20-F for the fiscal year ended March 31, 2006 which was filed with the Commission on May 23, 2006, is filed as Exhibit (e)(1) and is incorporated herein by reference.

Item 4.                    The Solicitation or Recommendation.

                (a)           Solicitation/Recommendation.

The information set forth in the Target’s Statement on the front cover, on page 1, on page 3 (Chairman’s letter), under the heading “Why your Directors unanimously recommend you should REJECT CEMEX’s Offer”, under the heading “Your Directors’ response to CEMEX’s claims”, under Section 2 (“Your choices as a Rinker Shareholder”) and under Section 3.1 (“Directors’ recommendation — REJECT CEMEX’S OFFER”) is incorporated herein by reference.

                (b)           Reasons; Background of the Transaction.

The information set forth in the Target’s Statement on the front cover, on page 1, on page 3 (Chairman’s letter), under the heading “Why your Directors unanimously recommend you should REJECT CEMEX’s Offer”, under the heading “Your Directors’ response to CEMEX’s claims”, under Section 2 (“Your choices as a Rinker Shareholder”), under Section 3.1 (“Directors’ recommendation — REJECT CEMEX’S OFFER”) and under Section 5.12(a) (“Background to CEMEX’s Offer”) is incorporated herein by reference.

                (c)           Intent to Tender.

Except as set forth or incorporated by reference in this Statement, to the knowledge of Rinker, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of Rinker Shares presently intends to hold any such Rinker Shares and does not intend to tender any such Rinker Shares in the Offer.  The information set forth in the Target’s Statement under Section 3.4 (“Intentions of your Directors and Rinker Management in relation to CEMEX’s Offer”) is incorporated herein by reference.

Item 5.                    Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Target’s Statement under Section 5.12(d) (“Persons / assets, retained, employed, compensated or used”) is incorporated herein by reference.

Item 6.                    Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Securities have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.  The information set forth in the Target’s Statement under Section 3.3(b) (“Dealings in Rinker Shares”) is incorporated herein by reference.

Item 7.                    Purposes of the Transaction and Plans or Proposals.

The information set forth in the Target’s Statement under Section 5.12(e) (“Purposes of the Transaction and Plans or Proposals”) is incorporated herein by reference.

Item 8.                    Additional Information.

The information set forth in the Target’s Statement under Section 1 (“Information on Rinker”), Section 3.2 (“Directors of Rinker”), Section 4 (“Taxation consequences”), Section 5.1 (“Takeovers Panel update”), Section 5.3 (“Litigation”), Section 5.8 (“Compulsory acquisition”), Section 5.9 (“Minority ownership consequences”), Section 5.10 (“Treatment of overseas Rinker Shareholders”), Section 5.11 (“Consents”), Section 5.13 (“Continuous disclosure”), Section 5.14 (“No other material information”), Section 6 (“Glossary and interpretation”), Section 7 (“Authorisation”), Attachment 1 to the Target’s Statement (“Independent Expert’s Report”), Attachment 2 to the Target’s Statement (“Rinker’s news release for results for the half year ended 30 September 2006”) and the Corporate directory attached to the Target’s Statement, is incorporated herein by reference.

Item 9.                    Exhibits.

Exhibit No.	Description

(a)(1)	Target’s Statement, dated November 29, 2006

(a)(2)

Press release of Rinker Group Limited, dated October 30, 2006 (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on October 30, 2006)

(a)(3)

Rinker Group Limited’s News Release regarding half yearly earnings, Rinker Group Limited’s half year report for six months ended September 30, 2006, Rinker Group Limited’s financial information for quarter ended September 30, 2006 and Rinker Group Limited’s results presentation to market in Sydney on November 9, 2006 (each incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(4)

Transcript of presentation by Rinker Group Limited in Sydney on November 9, 2006 (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(5)	Pages from the Rinker Group Limited internal website (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(6)	Press release of Rinker Group Limited, dated November 29, 2006

(e)(1)	Excerpts from Rinker’s Annual Report for the fiscal year ended March 31, 2006 on Form 20-F which was filed with the Securities and Exchange Commission on May 23, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2006	RINKER GROUP LIMITED.

	By:	/s/ THOMAS BURMEISTER
Name: Thomas Burmeister
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)	Target’s Statement, dated November 29, 2006

(a)(2)

Press release of Rinker Group Limited, dated October 30, 2006 (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on October 30, 2006)

(a)(3)

Rinker Group Limited’s News Release regarding half yearly earnings, Rinker Group Limited’s half year report for six months ended September 30, 2006, Rinker Group Limited’s financial information for quarter ended September 30, 2006 and Rinker Group Limited’s results presentation to market in Sydney on November 9, 2006 (each incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(4)

Transcript of presentation by Rinker Group Limited in Sydney on November 9, 2006 (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(5)	Pages from the Rinker Group Limited internal website (incorporated by reference to Rinker Group Limited’s Schedule 14D-9C filed with the Securities and Exchange Commission on November 13, 2006)

(a)(6)	Press release of Rinker Group Limited, dated November 29, 2006

(e)(1)	Excerpts from Rinker’s Annual Report for the fiscal year ended March 31, 2006 on Form 20-F which was filed with the Securities and Exchange Commission on May 23, 2006